Mr. Olivier Thirot
Kelly Services, Inc.
999 W. Big Beaver Road
Troy, MI 48084

April 14, 2017

Mr. Carlos Pacho
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

Dear Mr. Pacho:

We have reviewed your letter dated April 5, 2017, and confirm that we will comply with the comment in future filings.  We will no longer present a full non-GAAP income statement and will reconcile individual income statement captions.  We have attached Exhibit 1 to illustrate our intended disclosures.

If you have further questions, please contact me at 248-244-4727 to discuss.

Sincerely,

/s/ Olivier Thirot

Olivier Thirot
CFO, Kelly Services, Inc.

Enclosures: Exhibit 1 – Intended Disclosures

CC: Charles Eastman
       Terry French
       Leslie Murphy

Exhibit 1 - Intended Disclosures

KELLY SERVICES, INC. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP MEASURES

(UNAUDITED)

(In millions of dollars except per share data)

	Fourth Quarter		December Year to Date
	2016	2015	2016	2015

Revenue from services	$1,304.4	$1,461.6	$5,276.8	$5,518.2
Disposal of APAC businesses (Note 2)	-	(99.0)	-	(193.0)
Adjusted revenue from services	$1,304.4	$1,362.6	$5,276.8	$5,325.2

	Fourth Quarter		December Year to Date
	2016	2015	2016	2015

Gross profit	$228.0	$249.5	$906.3	$920.3
Disposal of APAC businesses (Note 2)	-	(13.5)	-	(27.3)
Adjusted gross profit	$228.0	$236.0	$906.3	$893.0

	Fourth Quarter		December Year to Date
	2016	2015	2016	2015

Earnings before taxes and equity in net earnings (loss) of affiliate	$20.5	$25.8	$149.7	$63.2
Gain on investment in equity affiliate (Note 1)	-	-	(87.2)	-
Disposal of APAC businesses (Note 2)	-	(1.7)	-	(3.7)
Restructuring charges (Note 3)	-	-	3.4	-
Adjusted earnings before taxes and equity in net earnings (loss) of affiliate	$20.5	$24.1	$65.9	$59.5

	Fourth Quarter
	2016		2015
	Amount	Per Share	Amount	Per Share

Net earnings	$19.8	$0.51	$34.2	$0.88
Disposal of APAC businesses, net of taxes (Note 2)	-	-	(1.4)	(0.04)
Adjusted net earnings	$19.8	$0.51	$32.8	$0.84

	December Year to Date
	2016		2015
	Amount	Per Share	Amount	Per Share

Net earnings	$120.8	$3.08	$53.8	$1.39
Gain on investment in equity affiliate, net of taxes (Note 1)	(63.7)	(1.62)	-	-
Disposal of APAC businesses, net of taxes (Note 2)	-	-	(3.0)	(0.08)
Restructuring charges, net of taxes (Note 3)	2.2	0.06	-	-
Adjusted net earnings	$59.3	$1.52	$50.8	$1.31

(1) Gain on investment in equity affiliate represents the difference between the fair value and book value of amounts contributed by the Company to the investment in TS Kelly Asia Pacific.

(2) Disposal of APAC businesses represents the 2015 operational results of business contributed to TS Kelly Asia Pacific in the third quarter of 2016.

(3) Restructuring charges in 2016 include costs related to actions during the second quarter in the Americas and EMEA designed to increase operational efficiency and align our staffing operations with opportunities for growth within their markets. The 2016 year-to-date income tax expense (benefit) was impacted by a $0.3 million benefit for the release of a valuation allowance in Italy in the fourth quarter of 2016.